# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ADM Tronics Unlimited, Inc., CIK 0000849401
CUSIP: 001004100
Title of class of securities: Common Stock, par value $0.0005 per share
Address of issuer's principal executive offices: 2045 W Grand Ave Ste B, PMB 82152, Chicago, Illinois (IL), 60612-1577
Date of event which requires filing of this statement: 10/27/2026
Filed by CIK 0001188827
Persons authorized to receive notices and communications: Gregory D. Wasson, 2045 W Grand Ave Ste B, PMB 82152, Chicago, Illinois (IL), 60612-1577, (312) 248-2523

## Reporting persons
- Gregory D. Wasson (CIK 0001188827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,750,000; shared voting power 15,000,000; sole dispositive power 3,750,000; shared dispositive power 15,000,000; aggregate amount beneficially owned 18,750,000 (21.6% of the class)
  Comment: Note to Row 11: Includes 6,250,000 shares issuable upon exercise of immediately exercisable warrants.
  Note to Row 13: Calculated based on 67,588,492 historical shares of Common Stock, par value $0.0005 per share, of ADM Tronics Unlimited, Inc. outstanding as of August 19, 2026, as reported in the issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026, filed with the Securities and Exchange Commission on August 19, 2026, plus 13,000,000 shares issued at the Initial Closing and 6,250,000 shares issuable upon exercise of immediately exercisable warrants beneficially owned by Mr. Wasson, for a denominator of 86,838,492 shares. See Item 5.
- G&K Investment Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 15,000,000; sole dispositive power 0; shared dispositive power 15,000,000; aggregate amount beneficially owned 15,000,000 (17.5% of the class)
  Comment: Note to Row 11Includes 10,000,000 outstanding shares of Common Stock and 5,000,000 shares issuable upon exercise of immediately exercisable warrants held by G&K Investment Holdings LLC.
  Note to Row 13: Calculated using 80,588,492 outstanding shares after the Initial Closing plus 5,000,000 shares issuable upon exercise of G&K's immediately exercisable warrants, for a denominator of 85,588,492 shares. See Item 5. The shares reported by G&K are also included in Mr. Wasson's reported beneficial ownership and are not additional shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0005 per share
Name of issuer: ADM Tronics Unlimited, Inc.
Address of issuer's principal executive offices: 2045 W Grand Ave Ste B, PMB 82152, Chicago, Illinois (IL), 60612-1577
Comment: This initial statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.0005 per share (the "Common Stock"), of ADM Tronics Unlimited, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 224-S Pegasus Avenue, Northvale, New Jersey 07647. The Common Stock is quoted on the OTCQB Market under the symbol "ADMT," and its CUSIP number is 001004100.

## Item 2. Identity and Background
Name of person filing: This Statement is filed jointly by Gregory D. Wasson ("Mr. Wasson") and G&K Investment Holdings LLC, an Illinois limited liability company ("G&K" and, together with Mr. Wasson, the "Reporting Persons"), pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The Reporting Persons' Joint Filing Agreement is attached as Exhibit 99.1. Wasson LLC ("Wasson LLC") are controlled by Mr. Wasson and hold the securities described below. Mr. Wasson controls the voting and disposition of the securities held by both entities. Wasson LLC is not a reporting person under this Statement.
Residence or business address: Each Reporting Person's business address is 2045 W Grand Ave Ste B, PMB 82152, Chicago, IL 60612-1577.
Present principal occupation or employment: Mr. Wasson's principal occupation is serving as a private investor. Wasson LLC and G&K are investment holding vehicles controlled by the Reporting Person. Wasson LLC and G&K each have a principal business address of 2045 W Grand Ave Ste B, PMB 82152, Chicago, IL 60612-1577.
Criminal convictions in the last five years: During the past five years, the Reporting Persons have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
Civil proceedings (securities laws) in the last five years: During the past five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Wasson is a citizen of the United States. Wasson LLC and G&K are Illinois limited liability companies.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Mr. Wasson acquired the securities described in Item 4 through Wasson LLC and G&K. Wasson LLC, which is wholly owned by Mr. Wasson, paid $250,000 for 2,500,000 shares of Common Stock and an accompanying warrant to purchase 1,250,000 shares of Common Stock. G&K, in which Mr. Wasson and his wife hold collective indirect economic ownership interests of approximately 83%, paid $1,000,000 for 10,000,000 shares of Common Stock and an accompanying warrant to purchase 5,000,000 shares of Common Stock. No borrowed funds were used for these purchases.

The purchase price was $0.10 per share of Common Stock, together with the accompanying warrant. Each warrant has an initial exercise price of $0.10 per share, subject to adjustment. The $625,000 aggregate cash exercise price of the warrants has not been included in the purchase consideration above; the beneficial ownership calculation includes the underlying shares because the warrants are immediately exercisable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Private Placement

The securities were acquired for investment and participation in the Issuer's financing and business-development strategy pursuant to the Securities Purchase Agreement dated as of October 26, 2026, among the Issuer and the purchasers party thereto (the "Purchase Agreement"). At the initial closing on October 27, 2026 (the "Initial Closing"), Wasson LLC and G&K acquired the securities described in Item 3. The Purchase Agreement contemplates additional rolling closings through an offering termination date no later than December 31, 2026, with aggregate proceeds targeted at approximately $5 million, subject to the agreement's maximum offering amount and conditions.

Prospective Board Appointment and Investor Rights

The Purchase Agreement provides for the reconstitution of the Issuer's board of directors (the "Board"), including the appointment of Michael Burychka at the Initial Closing and the subsequent appointment of Klaus Kleinfeld as Independent Non-Executive Chairman and Mr. Wasson as the initial Anchor Investor Designee. Mr. Wasson has not joined the Board as of this filing. His appointment will become effective at the Board Effective Time.

The Anchor Investor, defined to include Wasson Enterprise, LLC, Mr. Wasson, his spouse and their respective affiliates, may designate one director while retaining at least 50% of the shares and pre-funded warrant shares it purchased in the offering, subject to adjustment for capital changes. Its collective rights are exercised through Wasson Enterprise, LLC.

The Purchase Agreement also provides information, inspection, conditional Board observer and subsequent-financing participation rights. Before the Board Effective Time, specified corporate actions require Anchor Investor consent, including certain securities issuances, organizational-document amendments, related-party transactions, borrowings, distributions, asset transactions and compensation arrangements. No Anchor Investor Board observer may be designated while its designee serves on the Board.

Voting arrangements and contemplated corporate changes

Wasson LLC and G&K are parties to the Voting Agreement dated as of October 26, 2026, which requires support for specified directors and imposes certain transfer restrictions, as described in Item 6.

The Purchase Agreement contemplates a 1-for-20 reverse stock split following the final closing, with commercially reasonable efforts to complete it before March 31, 2027, and an equity incentive plan with an expected reserve of 10% to 15% of fully diluted Common Stock, subject to required approvals.

The Issuer also plans to transfer its existing businesses into a wholly owned subsidiary and change the parent's name, with the subsidiary adopting the ADM Tronics Unlimited, Inc. name. The Purchase Agreement and Legacy Rights Agreement provide for up to $500,000 of funding for specified legacy-business initiatives and grant Andre' DiMino certain consent, information and conditional acquisition or spin-off rights.

Following his appointment, Mr. Wasson expects to participate in Board deliberations. He may consider additional investments, financing transactions, warrant exercises or dispositions, subject to applicable agreements and law. Except as disclosed herein, the Reporting Persons have no present plans or proposals concerning the matters listed in Item 4(a) through (j). The Reporting Persons may change their intentions as circumstances develop.

These descriptions and those in Item 6 are qualified in their entirety by the applicable agreements identified in Item 7, which are incorporated herein by reference.

Additional Transactions

Except as set forth in this Schedule 13D, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the following matters:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons reserve the right to propose or participate in future transactions which may result in one or more of the above listed actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the common stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by him (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially owns 18,750,000 shares of Common Stock, consisting of 12,500,000 outstanding shares held through Mr. Wasson's controlled entities and 6,250,000 shares issuable upon exercise of their immediately exercisable warrants, representing approximately 21.6% of the Common Stock on the basis described below.

Direct Holder Outstanding Common Shares Warrant Shares Total Attributed to Mr. Wasson
Wasson LLC 2,500,000 1,250,000 3,750,000
G&K Investment Holdings LLC 10,000,000 5,000,000 15,000,000
Total 12,500,000 6,250,000 18,750,000

The percentage is based on (i) 67,588,492 shares of Common Stock outstanding as of August 19, 2026, as reported on the cover of the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026, filed with the Securities and Exchange Commission on August 19, 2026; plus (ii) 13,000,000 shares issued at the Initial Closing, comprising 2,500,000 to Wasson LLC, 10,000,000 to G&K and 500,000 to Longview Innovation LLC; plus (iii) 6,250,000 shares issuable upon exercise of warrants attributable to the Reporting Person. Accordingly, the denominator for the Reporting Person is 86,838,492 shares. It does not include other holders' unexercised warrants. All figures are before the contemplated reverse stock split.

The warrants are exercisable from their applicable closing date. The full 6,250,000 underlying shares are included.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Wasson has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of 3,750,000 shares beneficially owned through Wasson LLC. Mr. Wasson and G&K share power to vote or direct the vote, and share power to dispose or direct the disposition, of the 15,000,000 shares beneficially owned by G&K. G&K reports no sole voting or dispositive power. Mr. Wasson's authority arises from his sole ownership and control of G&K. Warrant shares are included as beneficially owned under Rule 13d-3; they do not have current voting rights before issuance. Voting authority is subject to the contractual voting commitments described in Item 6.

The Voting Agreement and related arrangements may cause the Reporting Persons to be deemed members of a group with other signatories under Section 13(d)(3). The Reporting Persons do not admit group membership with those persons and disclaim beneficial ownership of their securities except to the extent actually attributable under applicable law. The reported amounts exclude holdings of Andre' DiMino, Longview Innovation LLC and other persons not controlled by Mr. Wasson.
Transactions in the class effected during the past sixty days: On October 27, 2026, Wasson LLC and G&K acquired the securities directly from the Issuer in the private placement under the Purchase Agreement, in the amounts and for the consideration described in Items 3 and 4. The warrants initially have an exercise price of $0.10 per share.
Other persons with the right to receive dividends or sale proceeds: Wasson LLC and G&K, as the direct holders, have the respective rights to receive dividends on, and proceeds from the sale of, the securities held by them. Mr. Wasson wholly owns Wasson LLC. Mr. Wasson and his wife collectively hold an approximately 83% economic ownership interest in G&K, through which they indirectly participate in dividends and sale proceeds received by G&K, subject to the applicable governing documents and distribution arrangements.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information in Items 3, 4 and 5 is incorporated herein by reference.

The Purchase Agreement provides for the acquisition of the Common Stock and accompanying warrants and grants specified registration, information, inspection, Board observer, financing participation, director designation and interim consent rights, subject to its terms.

Wasson LLC holds a warrant to purchase 1,250,000 shares, and G&K holds a warrant to purchase 5,000,000 shares. Each warrant is exercisable from its applicable closing date at an initial exercise price of $0.10 per share and expires five years thereafter. The warrants contain adjustment, cashless exercise and fundamental transaction provisions. Their beneficial ownership limitations do not apply while the holder is an Anchor Investor member.

The Voting Agreement requires Wasson LLC and G&K to support the election of specified directors and restricts certain transfers of their shares and warrants, subject to permitted transfers and other exceptions. Mr. Wasson's Board appointment has not become effective as of this filing.

The Reporting Persons have entered into a Joint Filing Agreement pursuant to Rule 13d-1(k), attached as Exhibit 99.1 and incorporated herein by reference.

Except as described herein, the Reporting Persons have no other contracts, arrangements, understandings or relationships concerning securities of the Issuer. These descriptions are qualified in their entirety by the agreements identified in Item 7, which are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description
99.1 Securities Purchase Agreement dated as of October 26, 2026, among the Issuer and the purchasers party thereto, including relevant exhibits and purchaser counterparts (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8K filed with the Securities and Exchange Commission on October 30, 2026).
99.2 Joint Filing Agreement, dated as of November 3, 2026, between Gregory D. Wasson and G&K Investment Holdings LLC.

## Signatures
- Gregory D. Wasson: /s/ Gregory D. Wasson, Manager (11/03/2026)
- G&K Investment Holdings LLC: /s/ Gregory D. Wasson, Manager (11/03/2026)